SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: May 16, 2011

Press Release

For Immediate Release

OTI Awarded a Ten-year Contract to Supply EasyFuel System to a
Government Agency with Initial Order Totals $2.5 million

ISELIN, N.J., May 16, 2011 - On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless smart card solutions,  today announced that it has been awarded a contract, in conjunction with a local market partner, to deploy its EasyFuel solution for a government ministry in Africa.

The contract’s initial order is for $2.5 million and such revenues are scheduled to be recognized by OTI this year. The agreement, to facilitate automated refueling at both on-road service stations and home bases, is for ten years. OTI will generate ongoing revenues, in addition to product sales, from the provision of a wide range of services including key account management, fuel management reports and a comprehensive service bureau.  It is anticipated that additional orders will be placed as the project expands to support other government ministries that will select additional sites and vehicles.

As government vehicles refuel across the country, home base facilities and priority on-road service stations will be equipped during phase one of the project, with additional refueling locations enabled thereafter. Vehicle identification will be supported in conjunction with driver identification in an effort to eliminate fraud and various risk management parameters such as fuel grade and tank capacity checks. The EasyFuel system will provide automatic odometer and/or engine hour outputs in order to assist the government in its efforts to manage fuel consumption.

Oded Bashan, Chairman, & CEO of OTI commented, “The EasyFuel product provides a perfect fit for monitoring and controlling fuel consumption and fleet activity. It provides excellent value to customers and presents a long–term, ongoing, high-margin revenue stream for OTI by providing hardware, software and additional services for each project.”

EasyFuel is easy, quick and cost-effective to install and maintain and the solution enables a fast turnaround at the pump. The EasyFuel system has built-in benefits for oil companies, commercial fleet operators, financial institutions and private motorists.  The oil companies build loyalty with fleet companies via long-term contracts, as well as with private motorists. The OTI solutions are easily integrated into existing hardware and software systems. The system allows for 24-hour non-attendant sales, as well as greater in-store purchases. Fleet companies eliminate non-authorized fueling and receive comprehensive billing and detailed operating information.  Financial institutions benefit from new transaction fees and greater cash flow. Retail customers receive 24-hour, fast, cashless service as well as loyalty program rewards.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

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Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as those regarding the superiority of our products or  when we discuss the date in which the revenues   are  scheduled to be generated  and  when we anticipate  that additional orders will be placed as the project expands .  Forward-looking statements could be impacted by the failure of the energy company  to use OTI solutions,  our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission.  Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:	Media Relations:
Galit Mendelson	Miri Segal	Christa Conte/Henry Feintuch
Vice President of Corporate Relations	MS-IR LLC	Feintuch Communications
732 429 1900 ext. 111	917-607-8654	212-808-4902/212-808-4901
galit@otiglobal.com	msegal@ms-ir.com	oti@feintuchpr.com